Kirkpatrick & Lockhart Nicholson Graham LLP
                              599 Lexington Avenue
                          New York, New York 10022-6030

                                                                    June 9, 2006

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Division of Investment Management

Re:   WisdomTree Trust
      Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of WisdomTree Trust (the "Trust"), transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "Investment Company Act"), is Pre-Effective Amendment No. 2 to the Trust's Registration Statement on Form N-1A, including the exhibits thereto.

Should you have any questions relating to this filing, please contact the undersigned at (212) 536-4852 or Robert J. Borzone, Jr. of this Firm at (212) 536-4029. Thank you for your consideration of this filing.

                                    Very truly yours,

                                    /s/ A. Michael Primo

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